PRESS RELEASE

TSX: KGN

NYSE AMEX: KGN

POSITIVE PRELIMINARY ECONOMIC ASSESSMENT FOR THE ESAASE GOLD PROJECT

Vancouver, April 6, 2010: Keegan Resources Inc. (TSX:KGN)(NYSE Amex:KGN) ("Keegan") is pleased to announce the results of the Preliminary Economic Assessment Study (the "Study") of its 90% owned Esaase Gold Project (the “Project”) located near Kumasi, in southwestern Ghana.  The Study was completed by Lycopodium Minerals Pty Ltd (“Lycopodium”) and Coffey Mining Pty Ltd (“Coffey”) both of Perth, Australia, using a base case Indicated Mineral Resource of 2.28 million ounces of gold (58.0 million tonnes grading 1.2 g/t gold at a cut-off grade of 0.4 g/t which relates to the economic cut-off in the Study) and Inferred Mineral Resource of 1.65 million ounces of gold (41.7 million tonnes grading 1.2 g/t gold at the same cut-off grade). Using a base case gold price of $850 per ounce, the Study shows that the Project has a net pre-tax cash flow (undiscounted) of $397 million with an after tax Net Present Value (NPV) of $168 million using a 5% discount rate.  The mine would recover 1.98 million ounces of gold at a waste to ore strip ratio of 3.5 to 1 over a 10-year mine life.

The Study is based on the resource estimate previously disclosed in March 2009 and demonstrates strong financial returns in the current economic environment and will be the foundation for further growth as Keegan continues with infill drilling to raise the resource classification and continues exploration drilling for additional resources.  Keegan has begun a 50,000-metre drill program that includes exploration drilling of new targets identified by geophysics, soils and auger sampling.

Keegan is continuing infill and development drilling as well as metallurgical, environmental and engineering studies to advance the Project to the feasibility stage and ultimately production.  Over the first three years, on average, Esaase will produce 243,300 ounces of gold per year at a head grade of 1.4 g/t Au, with direct cash costs (excluding royalties and refining charges) of $389 per ounce.  Over a projected 10-year mine life the current deposit would produce an average of 198,200 ounces of gold per year at an average direct cash cost of $452 per ounce, generating earnings before interest, taxes and capital recovery (EBITDA) of $721 million and earnings before interest and taxes (EBIT) of $381 million.  For the first three years of production, the pre-tax operating cash flow is $311.7 million (EBITDA).  The Study shows a pre-tax Internal Rate of Return of 19.5% (17.2% after tax) and a Payback Period of 3.33 years (3.34 years after tax).

Maurice Tagami, Vice-President Project Development of Keegan, commented: “These robust economic results, the very strong community relations programs and local support and promising nearby exploration targets all encourage Keegan to advance with exploration, permitting, public consultation and engineering activities as quickly as possible to advance the Project towards production.”

All dollar amounts presented in this press release are expressed in 4th quarter 2009 US dollars.  An exchange rate of 1.20 Australian to US dollars was used where costs were based on Australian expenditures.

Keegan’s interest in the Project is the maximum allowable under Ghanaian law and Keegan holds a mining lease for the Project. The lease stipulates a 10% carried interest of the Project for the government of Ghana and 3.0% NSR to the government and 0.5% NSR to a Liquidation Committee.  The Study has been completed on a 100% Project basis and the results presented take a 3.5% royalty into account.

Summary Highlights

Estimated Pit Contained Gold	2.11	Moz
Estimated Net Recoverable Gold (based on 94% recovery)	1.98	Moz
Mill throughput rate
Daily (oxide/fresh)	17,800/13,700	Tonnes
Annual (million) (oxide/fresh)	6.5/5.0	Tonnes
Life of Mine	10	Years
Overall Strip Ratio	3.5
Capital Expenditure
Initial	$ 319 M
Sustaining	$ 25 M
Total	$ 344 M
Total per ounce	$ 173

	Years 1 to 3	Life of Mine
Gold Production (oz per year)	243,300	198,200
Average feed grade to mill (grams per tonne)	1.4	1.3
Cash cost per ounce
Direct cash costs	$ 389	$ 452
After royalties and refining charges	$ 423	$ 486

Economic results for the Base Case gold price and Base Case +30% are as follows:

	Base Case	Base Case +30%
	($850/oz gold)	($1105/oz gold)
Net Present Value (NPV) at 5% Discount Rate
Pre tax	$ 221 M	$ 572 M
After tax	$ 168 M	$ 433 M

Net Cash flow (NPV at 0% Discount Rate)
Pre tax	$ 397 M	$ 885 M
After tax	$ 312 M	$ 678 M

Internal Rate of Return pre tax (IRR)	19.5%	37.9%
Internal Rate of Return after tax (IRR)	17.2%	33.3%
Gross Revenue	$ 1,684 M	$ 2,190 M
Operating earnings pre tax, interest and capital recovery (EBITDA)	$ 721 M	$ 1,208 M
Operating earnings pre tax, interest and after capital recovery (EBIT)	$ 381 M	$ 869 M
Payback pre tax	3.33	1.80
Payback after tax	3.34	1.83

Life of mine capital expenditures is estimated at $344 M (which includes an initial capital expenditure of $319 M), giving the Project an overall capital expenditure per recoverable ounce of $173.

Location

The Project is located in the Amansi West District, in the Ashanti Region in southwest Ghana, approximately 35 km south west of the regional capital Kumasi which is the second largest city in Ghana with a population of over 1.5 million.  The Project is easily accessed from Kumasi via 25 km of paved road, 20 km of which is on a main highway linking Kumasi and Bibiani.  Kumasi is serviced by multiple domestic airlines with frequent daily flights to and from the Ghanaian capital, Accra.  The area is serviced by high voltage power supply with an expandable substation located in Obuasi, some 40 km to the south.

Mineral Resources

Based on the results of the Study, the economic cut-off at a gold price of $850 per ounce is approximately 0.4 g/t gold.  Therefore, the Resources associated with a 0.4 g/t Au cut-off formed the basis of the Study, comprising 58.0Mt at 1.2 grams per tonne (g/t) gold (Au) totaling 2.28 million ounces (Moz) of gold of Indicated Mineral Resource and 41.7Mt at 1.2 g/t gold totaling 1.65 Moz of Inferred Mineral Resource.

The mineral resource at various cut-offs is as follows:

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Gold Metal (Moz)
Indicated
0.4	57.987	1.2	2.278
0.5	49.248	1.4	2.153
0.6	41.942	1.5	2.025
0.7	35.748	1.7	1.898
0.8	30.656	1.8	1.777
0.9	26.322	2.0	1.660
1.0	22.782	2.1	1.552
Inferred
0.4	41.664	1.2	1.653
0.5	34.054	1.4	1.546
0.6	28.573	1.6	1.451
0.7	24.430	1.7	1.365
0.8	20.649	1.9	1.275
0.9	17.914	2.1	1.201
1.0	15.852	2.2	1.139

Capital Investment Program

The initial capital investment program amounts to $319 M and is summarized below:

Mining • Equipment • Pre-production • Mining Infrastructure	$41.7 M $7.5 M $6.5 M	$ 55.7 M
Infrastructure (including roads, buildings, communications)		$ 14.6 M
Mineral Processing Plant		$ 91.8 M
Tailings		$ 9.4 M
Indirects Owners costs EPCM		$ 46.0 M $ 42.7 M $ 23.9 M
Subtotal		$ 284.2 M
Contingency		$ 35.4 M
Total (millions)		$319.5 M

The investment program is scheduled over a two-year period.  Sustaining and deferred capital is estimated at $24.5 M and is primarily for additional mining equipment, grinding circuit additions for fresh material and subsequent lifts on the tailings storage facility.

Mining

The preliminary mining plan was developed using the Indicated Mineral Resources plus the Inferred Mineral Resources estimated by Coffey Mining Pty.  An open pit optimization was performed using Whittle software, which is based on the Lerchs-Grossmann algorithm.  The pit optimization resulted in an estimated mining resource conversion rate of 54 percent relative to the Mineral Resources at a cut-off of 0.4 g/t gold.  The annual mining excavation plan shown below was based on a mill process plant capable of treating 6.5 M tonnes per annum of oxide material and 5 M tonnes per annum of fresh material.  Some stockpiling of material is required to achieve this.

Year	Processed		Mine to	Waste	Cumulative	Total	Strip
			Mill		Stockpile	Moved	Ratio
	kTonnes	Au (g/t)	kTonnes	kTonnes	kTonnes	kTonnes
-1	-	-	-	2,834	556	3,391	5.10
1	6,364	1.38	5,828	16,754	22	22,582	2.88
2	6,513	1.32	7,474	18,050	983	25,524	2.42
3	5,011	1.37	5,034	21,391	1,005	26,425	4.25
4	5,022	1.33	4,268	22,067	251	26,335	5.17
5	5,036	1.30	5,036	21,803	251	26,389	4.33
6	4,992	1.24	4,992	21,894	251	26,885	4.39
7	5,008	1.19	5,008	21,320	251	26,328	4.26
8	5,014	1.26	5,014	19,605	251	24,619	3.91
9	5,019	1.18	4,768	10,491	-	15,259	2.20
10	2,487	1.47	2,487	2,430	-	4,918	0.98
Total	50,466	1.30	50,466	178,639		229,105	3.5

The deposit will be mined by conventional open pit mining methods using an initial fleet of fourteen 90-tonne haul trucks, three 200-tonne capacity hydraulic excavators, one loader, six drills and various ancillary equipment to support the mining operations.

The mine production daily rate, including waste, is estimated at approximately 70 kt per day for the first eight years, decreasing thereafter.  The waste to ore ratio is estimated at 3.5 to 1 over the life of the mine.  The pit design includes a maximum inter-ramp pit slope of 55 degrees in fresh material and 46 degrees in weathered material and a maximum highwall height of 300 m.

Mining costs have been estimated at an average of $1.97 per tonne moved.  Fuel price assumption is based on $0.80 per litre.  The average annual fuel consumption is estimated at 12 million litres.

Mineral Processing

The process plant design is based on test work recently completed at Amdel Mineral Laboratories in Perth, WA which confirmed the viability of a gravity-Carbon-Leach (CIL) process.  Coarse primary grind (150 micron) with centrifugal gravity concentration is estimated to recover 30% of the gold.  CIL processing on the gravity tailings will recover an additional 64% of the gold for an overall recovery of 94%.  The softer oxide material will be processed during the first two years of operation and the fresh material will be processed in the remaining eight years.  Annual throughputs for the oxide and fresh materials are 6.5 Mtpa and 5.0 Mtpa respectively.

Confirmatory, variability and optimization metallurgical test work will continue.  Larger diameter metallurgical core diamond drilling is currently in progress.

The mineral processing costs, including tailings operations and power, are estimated at $6.17 per tonne milled of oxide material and $7.78 per tonne of fresh material using a power cost of $0.08 per kilowatt hour.

Operating Costs

Total direct operating costs, including $2.94 M per year for general and administration and $2.00 M per year for reclamation and closure are estimated at $17.77 per tonne milled or an average of $452 per ounce before royalties.

The summary per year is outlined below, based on an average gold recovery of 94%:

	Tonnes	Average	Payable Gold	Cost/ounce	Cost/ounce
Year	Milled	Grade	Production	Direct	Incl refining
	(000’s)	(g/t Au)	(000's oz)	operating	& Royalties
1	6,364	1.38	263	333	367
2	6,513	1.32	259	396	430
3	5,011	1.37	208	451	485
4	5,022	1.33	203	491	524
5	5,036	1.30	198	520	554
6	4,992	1.24	188	525	559
7	5,008	1.19	181	538	572
8	5,014	1.26	192	502	535
9	5,019	1.18	180	436	470
10	2,487	1.47	111	358	392
Total	50,466	1.30	1,982	$452	$486

Economic Results

Under the Base Case scenario at a gold price at $850 per ounce, the unleveraged pre-tax Internal Rate of Return (IRR) is estimated at 19.5%, the Net Present Value (NPV) at a 5% discount rate is $221.4 million and the undiscounted cash flow is $397.3 million.  The Base Case after tax IRR is 17.2%, the NPV at 5% is $168.0 million and the net cash flow (undiscounted) is $312.1 million.

The table below outlines sensitivities under various pre-tax price scenarios:

Gold Price ($)*	IRR (%)	NPV at 5% discount (M $)	NPV at 0% discount (M $)
680	4.1	<12.1>	72.2
765	12.3	104.7	234.8
850	19.5	221.4	397.3
935	26.0	338.2	559.8
1020	32.2	454.9	722.4
1105	37.9	571.6	884.9
1190	43.4	688.4	1,047.4

The table below outlines sensitivities under various after-tax price scenarios:

Gold Price ($)*	IRR (%)	NPV at 5% discount (M $)	NPV at 0% discount (M $)
680	2.5	<30.7>	40.5
765	10.9	77.9	189.4
850	17.2	168.1	312.1
935	23.0	256.7	434.0
1020	28.3	344.9	555.9
1105	33.3	432.9	677.8
1190	38.0	520.7	799.7

*Gold prices are varied by increments of ± 10% from the Base Case of $850.

Path Forward

The Company has begun a development and exploration drill program at Esaase as described in Keegan’s news release dated March 3, 2010.  The required Ghanaian Federal Environmental Assessment process will be initiated shortly and is expected to take approximately 24 months to complete.  This will be executed in parallel to other engineering studies to advance the Esaase Gold Project toward production.

NI 43 101 Report

The NI 43 101 Technical Report documenting these results will be filed on www.sedar.com and on the Company’s corporate website www.keeganresources.com within 45 days of the news release.

Qualified Person

The Preliminary Economic Assessment Study was prepared by Lycopodium under the supervision of Mr. Aidan Ryan and by Coffey under the supervision of Mr. Harry Warries both members of the AusIMM and independent Qualified Persons under the standards set forth by National Instrument 43-101.  Mr. Maurice Tagami, P. Eng., Vice President of Project Development for Keegan and a registered professional engineer, is the Company's designated Qualified Person for the purposes of the Study.  Mr. Ryan, Mr. Warries and Mr. Tagami have reviewed and approved the contents of this press release.

Conference Call

Keegan will host a conference call on Tuesday, April 6th at 9:30 am PDT where senior management and Keegan’s Technical team will discuss the Study and will be available to respond to questions from analysts and investors. Those interested in participating in the conference call should dial in at 1-866-546-3377 (Canada and USA) pass code: 882876.  An operator will direct participants to the call.

To access enhanced presentation via webcast please visit: http://www.wsw.com/webcast/cc/kgn/ or www.keeganresources.com.

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.28 Moz indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.65 million ounces in an inferred category at an average grade of 1.2 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 3.93 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy,

President & CEO

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized.  Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.